EXHIBIT 99.1

Colliers discontinues operations in Russia and Belarus

TORONTO, March 07, 2022 (GLOBE NEWSWIRE) -- Colliers stands with the people of Ukraine, an independent country, and strongly condemns the invasion by the Russian military. These actions are indefensible and in complete contrast to the principles of democracy and freedom. We fully support all appropriate sanctions enacted by the international community and, in response to the gravity of Russia’s aggression, Colliers has discontinued its business in Russia and Belarus, effective immediately, after more than 28 years of operations. We thank our former colleagues and partners for their work over the years and wish them well as they navigate the future.

“I am appalled and saddened by the unnecessary loss of life and the displacement of millions of Ukrainians from their home. We cannot and will not stand idly by. Our decision to exit Russia and Belarus is one we make with conviction,” said Jay Hennick, Global Chairman & Chief Executive Officer of Colliers.

Colliers continues to prioritize the safety and welfare of our people and clients in Ukraine, as well as in the broader Central & Eastern European region. As a result of this crisis, our affiliate office in Kyiv is closed and all business operations there have been suspended. We are focused on supporting our Ukrainian colleagues who remain in country, those who are seeking refuge, and the families of our people who have been affected. Our operations in neighbouring countries are actively providing temporary accommodation, monetary support and other necessities. We are moved by the outpouring of support from Colliers people around the world who have reached out to help in every possible way.

The company and members of senior leadership have made significant donations to the Ukraine Crisis Appeal via the International Committee of the Red Cross and other humanitarian charities. Colliers is also matching donations from our people through the Colliers Crisis Fund to maximize support toward humanitarian relief.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 64 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.1 billion and more than $50 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Media Contact:

Andrea Cheung
Global Senior Manager, Global Integrated Communications
Andrea.Cheung@colliers.com
(416) 324-6402